Exhibit 16.1

March 4, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Exterran Corporation’s Form 8-K dated February 28, 2019, and have the following comments:

1.
We have no basis on which to agree or disagree with the statements made in the first paragraph, except we agree with the statement “the Audit Committee dismissed its previously engaged independent registered public accounting firm, Deloitte & Touche LLP (“D&T”), as its principal accountant and provided D&T with notice of such dismissal.”

2.	We agree with the statements made in the second, third, fourth, and fifth paragraphs.

3.	We have no basis on which to agree or disagree with the statements made in the sixth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP